                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                         COMMUNICATIONS CENTRAL INC.
                          (Name of Subject Company)
                          PHONETEL ACQUISITION CORP.
                         PHONETEL TECHNOLOGIES, INC.
                                  (Bidders)
                                --------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 203388 10 3
                                --------------
                    (CUSIP Number of Class of Securities)

                            TAMMY L. MARTIN, ESQ.
                           EXECUTIVE VICE PRESIDENT
                        CHIEF ADMINISTRATIVE OFFICER,
                             AND GENERAL COUNSEL
                              1127 EUCLID AVENUE
                                  SUITE 650
                          CLEVELAND, OHIO 44115-1601
                                (216) 241-2555
         (Name, Address and Telephone Number of Person authorized to
           Receive Notices and Communications on Behalf of Bidder)

                                   COPY TO:

                           STEPHEN M. BANKER, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000
                                --------------
                          CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $92,415,118.30        AMOUNT OF FILING FEE $18,483.02
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  *    For purposes of calculating fee only. This amount assumes the purchase of 6,054,556 outstanding shares of common stock of Communications Central Inc. and 1,137,282 shares of common stock of Communications Central Inc. which may be issued upon exercise of outstanding options and warrants, in each case, at $12.85 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.
  [ ]  Check box if any part of the fee is offset as provided by Rule 0-11
       (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: Not applicable.
       Form or Registration No.: Not applicable.
       Filing Party: Not applicable.
       Date Filed: Not applicable.

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CUSIP NO. 203388 10 3
                                          14D-1

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             Names of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
    1.
             PhoneTel Acquisition Corp.
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             Check the Appropriate Box if a Member of a Group (a) [ ]
                                                              (b) [ ]
    2.
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             SEC Use Only
    3.
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             Source of Funds
    4.
             AF
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             Check Box if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(e) or 2(f) [ ]
    5.
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             Citizenship or Place of Organization
    6.
             Georgia
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             Aggregate Amount Beneficially Owned By Each Reporting Person*
    7.
             0
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             Check Box if the Aggregate Amount in Row (7) Excludes Certain
             Shares [ ]
    8.
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             Percent of Class Represented By Amount in Row (7)*
    9.
             0
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             Type of Reporting Person
   10.
             CO
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

                                2
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CUSIP NO. 203388 10 3

                                          14D-1


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             Names of Reporting Person
             S.S. or I.R.S. Identification No. of Above Persons
   1.
             PhoneTel Technologies, Inc.
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             Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                               (b) [ ]
   2.
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             SEC Use Only
   3.

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             Source of Funds
   4.
             BK
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            Check Box if Disclosure of Legal Proceedings is Required Pursuant
            to Items 2(e) or 2(f)  [ ]
   5.
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            Citizenship or Place of Organization
   6.
            Ohio
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            Aggregate Amount Beneficially Owned By Each Reporting Person*
  7.
            0
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            Check Box if the Aggregate Amount in Row (7) Excludes Certain
            Shares  [ ]
  8.
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            Percent of Class Represented By Amount in Row (7)*
  9.
            0
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            Type of Reporting Person
 10.
            CO
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

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
                                 TENDER OFFER

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by PhoneTel Acquisition Corp., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of PhoneTel Technologies, Inc., an Ohio corporation ("PhoneTel"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase shares of Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Communications Central Inc., a Georgia corporation (the "Company"), at $12.85 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Communications Central Inc. and the address of its principal executive offices is 1150 Northmeadow Parkway, Suite 118, Roswell, Georgia 30076.

   (b) The class of securities to which this Statement relates is the Common Stock, par value $.01 per share (including the Rights), of the Company. As of March 14, 1997, there were 6,054,556 Shares issued and outstanding and there were outstanding options and warrants to purchase an aggregate of 1,137,282 Shares. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $12.85 per Share, net to the seller in cash.

   (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d), (g) The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning the Purchaser and PhoneTel" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and PhoneTel and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

   (e)-(f) During the last five years neither the Purchaser or PhoneTel nor, to the best knowledge of the Purchaser and PhoneTel, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)(1) Other than the transactions described in Item 3(b) below, neither the Purchaser or PhoneTel, nor, to the best knowledge of the Purchaser and PhoneTel, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

   (a)(2) Other than the transactions described in Item 3(b) below, neither the Purchaser or PhoneTel, nor, to the best knowledge of the Purchaser and PhoneTel, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the

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Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

   (b) The information set forth in the "INTRODUCTION", "Section 9 -- Certain Information Concerning the Purchaser and PhoneTel", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e) The information set forth in the "INTRODUCTION", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning the Purchaser and PhoneTel" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds", "Section 11 -- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements", "Section 12 -- Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in "Section 9 -- Certain Information Concerning the Purchaser and PhoneTel" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or PhoneTel, or to the best knowledge of the Purchaser and PhoneTel, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

   (b)-(c) The information set forth in the "INTRODUCTION", "Section 14 -- Conditions of the Offer" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

   (e) None.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated March 20, 1997.
     (a)(2) Letter of Transmittal with respect to the Shares.
     (a)(3) Letter, dated March 20, 1997, from Southcoast Capital Corporation (Dealer Manager) to
            Brokers, Dealers, Banks, Trust Companies and Other Nominees.
     (a)(4) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
     (a)(5) Notice of Guaranteed Delivery with respect to the Shares.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7) Press Release jointly issued by PhoneTel and the Company dated March 14, 1997.
     (a)(8) Form of Summary Advertisement dated March 20, 1997.
     (b)(1) Highly Confident Letter dated March 14, 1997 of CIBC Wood Gundy Securities Corp.
     (b)(2) Engagement Letter dated March 14, 1997 of CIBC Wood Gundy Securities Corp.
     (c)(1) Agreement and Plan of Merger, dated as of March 14, 1997, by and among PhoneTel, the
            Purchaser and the Company.
     (c)(2) Form of Non-Competition Agreement.
     (c)(3) Escrow Agreement dated as of March 14, 1997 among First Union National Bank of Georgia, the Company and PhoneTel.
     (c)(4) Confidentiality Agreement dated July 25, 1996 between PhoneTel and the Company.
     (d)    None.
     (e)    Not applicable.
     (f)    None.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 1997

                                          PHONETEL ACQUISITION CORP.
                                          By: /s/ Peter G. Graf
                                              ----------------------
                                              Peter G. Graf
                                              Chairman and Chief Executive
                                              Officer

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 1997

                                          PHONETEL TECHNOLOGIES, INC.
                                          By: /s/ Peter G. Graf
                                              ---------------------------
                                              Peter G. Graf
                                              Chairman and Chief Executive
                                              Officer

                              INDEX TO EXHIBITS

   EXHIBIT
   NUMBER                                            EXHIBIT
-----------                                          -------
     (a)(1)  Offer to Purchase dated March 20, 1997
     (a)(2)  Letter of Transmittal with respect to the Shares
     (a)(3)  Letter, dated March 20, 1997, from Southcoast Capital Corporation (Dealer Manager) to
             Brokers, Dealers, Banks, Trust Companies and Other Nominees
     (a)(4)  Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their
             Clients
     (a)(5)  Notice of Guaranteed Delivery with respect to the Shares
     (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
     (a)(7)  Press Release jointly issued by PhoneTel and the Company dated March 14, 1997
     (a)(8)  Form of Summary Advertisement dated March 20, 1997
     (b)(1)  Highly Confident Letter dated March 14, 1997 of CIBC Wood Gundy Securities Corp.
     (b)(2)  Engagement Letter dated March 14, 1997 of CIBC Wood Gundy Securities Corp.
     (c)(1)  Agreement and Plan of Merger, dated as of March 14, 1997, by and among PhoneTel, the
             Purchaser and the Company
     (c)(2)  Form of Non-Competition Agreement
     (c)(3)  Escrow Agreement dated as of March 14, 1997 among First Union National Bank of
             Georgia, the Company and Phone Tel
     (c)(4)  Confidentiality Agreement dated July 25, 1996 between PhoneTel and the Company